Exhibit 99.1

GDS Announces Private Placement of

US$580 Million 4.50% Convertible Senior Notes Due 2030

SHANGHAI, China, January 11, 2023 (GLOBE NEWSWIRE) -- GDS Holdings Limited (“GDS Holdings,” “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China, today announced that it has entered into agreements to sell US$580 million in aggregate principal amount of 4.50% convertible senior notes due 2030 (the “Notes”) to various private equity funds and institutional investors, including a sovereign wealth fund (collectively, the “Investors”).

The Notes will mature on January 31, 2030 (approximately the seventh anniversary of the issuance date). The conversion price will initially be US$24.50 per American Depositary Share (“ADS”), corresponding to an initial conversion rate of 40.8163 ADSs per US$1,000 principal amount of the Notes, subject to customary anti-dilution adjustments. The conversion price represents a premium of approximately 16.7% to the volume weighted average price of GDS ADSs traded on NASDAQ for the 25 trading days immediately preceding the signing date. The Notes will be convertible into ADSs or Class A ordinary shares of the Company (each ADS represents eight Class A ordinary shares as of the date hereof), at the option of the holders, at any time prior to the close of business on the third scheduled trading day (or the fifth scheduled trading day, if the converting holder elects to receive Class A ordinary shares in lieu of ADSs) immediately preceding the maturity date.

GDS will have the right to force a conversion by the holders of all (but not some only) of the Notes at any time on or after the third anniversary of the issuance of the Notes in exchange for ADSs or Class A ordinary shares at the then-prevailing conversion rate, plus any applicable make-whole adjustments, provided certain conditions are met, including the daily volume weighted average price of GDS ADSs (or, in case the ADSs are no longer traded on NASDAQ, of the Class A ordinary shares) exceeding a specified threshold of 200% of the conversion price for a specified period. In addition, GDS will have the right to redeem all (but not some only) of the Notes upon the occurrence of certain changes in tax law subject to a right of holders of such Notes to elect not to have their Notes to be redeemed. The holders of the Notes may require the Company to repurchase all or part of their Notes in cash on January 31, 2028 (approximately the fifth anniversary of the issuance of the Notes), or in the event of certain fundamental changes, in each case at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the repurchase date.

The Company intends to use the net proceeds from the placement of the Notes for the development and acquisition of new data centers, general corporate purposes and working capital needs.

The transaction is expected to close on or about January 20, 2023, subject to the satisfaction of certain customary closing conditions and the receipt of customary corporate and regulatory approvals.

The Notes, the ADSs deliverable upon conversion of the Notes and the Class A ordinary shares represented thereby have not been registered under the Securities Act of 1933 or any state securities laws. They may not be offered or sold within the United States or to U.S. persons absent registration or an applicable exemption from registration. This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

J.P. Morgan acted as sole placement agent to GDS in connection with the private placement.

We may from time to time purchase our outstanding convertible notes through open market repurchases, privately negotiated transactions with individual holders or otherwise. Purchases or retirement of debt, if any, will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors. The amounts involved may be material. To the extent we repurchase our convertible notes from holders who have hedged their equity price risk with respect to such notes, such holders may unwind all or part of their hedge positions by buying our ordinary shares or ADSs and/or entering into or unwinding various derivative transaction with respect to our ordinary shares or ADSs which could affect the trading price of our ordinary shares and/or ADSs. There can be no assurance that we will execute any such repurchase nor can we predict the magnitude of any market activity related thereto.

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company also builds, operates and transfers data centers at other locations selected by its customers in order to fulfill their broader requirements. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access all the major PRC telecommunications networks, as well as the largest PRC and global public clouds which are hosted in many of its facilities. The Company offers co-location and a suite of value-added services, including managed hybrid cloud services through direct private connection to leading public clouds, managed network services, and, where required, the resale of public cloud services. The Company has a 22-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its current, interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the continued adoption of cloud computing and cloud service providers in China; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations; competition in GDS Holdings’ industry in China; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally, the impact of the COVID outbreak, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in GDS Holdings’ filings with the SEC, including its annual report on Form 20-F, and with the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2029-2203

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited